Exhibit 99.1

Four Seasons Education Reports First Quarter Fiscal 2019 Unaudited Financial Results

SHANGHAI, August 02, 2018 (PRNewswire) – Four Seasons Education (Cayman) Inc.  (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading after-school math education service provider for elementary school students in Shanghai, today announced its unaudited financial results for the first quarter fiscal 2019, ended May 31, 2018.

First Quarter Fiscal 2019 Financial and Operational Highlights:

•	Revenue increased by 25.6% to RMB86.4 million (US$13.5 million) from RMB68.7 million in the same period of last year.
•	Gross profit increased by 2.7% to RMB48.2 million (US$7.5 million) from RMB46.9 million in the same period of last year. Gross margin was 55.8%, compared with 68.2% in the same period of last year.
•	Operating income decreased by 21.2% to RMB15.1 million (US$2.4 million) from RMB19.2 million in the same period of last year.
•

Adjusted operating income(1) (non-GAAP) decreased by 11.3% to RMB21.1 million (US$3.3 million) from RMB23.8 million in the same period of last year. Adjusted operating margin (non-GAAP) was 24.5% compared with 34.6% in the same period of last year.

•	Net income decreased by 38.7% to RMB8.0 million (US$1.2 million) from RMB13.0 million in the same period of last year.
•

Adjusted net income(2) (non-GAAP) increased by 4.9% to RMB18.4 million (US$2.9 million) from RMB17.6 million in the same period of last year. Adjusted net margin(3) (non-GAAP) was 21.3%, compared with 25.5% in the same period of last year.

•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to ordinary shareholders was RMB0.16 (US$0.02) and RMB0.15 (US$0.02), respectively, compared with RMB0.35 and RMB0.32, respectively, for the same period of last year. Each two ADSs represent one ordinary share.

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders (non-GAAP) was RMB0.38 (US$0.06) and RMB0.35 (US$0.05), respectively, compared with RMB0.51 and RMB0.47, respectively, for the same period of last year.

•	Number of learning centers reached 49 as of May 31, 2018, compared to 32 as of May 31, 2017.
•	Total student enrollment(4) reached 45,113, up 3.0% from 43,779 during the same period of last year.

(1) Adjusted operating income is defined as operating income excluding share-based compensation expenses.

(2) Adjusted net income is defined as net income excluding share-based compensation expenses and fair value change of long-term investment

(3) Adjusted net margin is defined as adjusted net income divided by revenue.

(4) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

“We are pleased to start the fiscal year 2019 with a solid performance and report encouraging progress during the first quarter,” said Mr. Peiqing Tian, Chairman and Chief Executive Officer of Four Seasons Education. “While the regulatory environment has brought substantial impact to our elementary math tutoring business, we have nevertheless been consistently carrying out our strategy of providing broader course offerings for students at different age groups, and steadily expanding our learning center network in Shanghai and nationwide. We are delighted to report that a greater proportion of our enrolled students participated in our non-math, non-elementary school programs, reflecting our efforts in diversifying our course offerings and enhancing our competitiveness in the evolving after-school education market.”

“While our teaching quality is highly recognized by students and parents, we continue to adopt new methods and technology in our services to further facilitate our teaching and students’ learning. Recently we developed a series of video class presentations and digital study materials that are conveniently accessible by our students via our online portals. We also cooperate with East China Normal University Press, the publisher of “One Lesson One Exercise,” a well-known and widely-used reference book series to develop both online and offline synchronous teaching system. Furthermore, our self-test system was launched and is now open to our existing and potential students on our online portals and offline learning centers. As a part of our intelligent math lab program, the self-test system backed by our extensive educational experience provides students with a quantified assessment of their math level through a series of tests, and can recommend classes that are the most suitable to their current levels.”

“In conclusion, we are dedicated to nurturing students’ interests in math and other subjects. It is our firm belief that learning ability is a core competency for students in their career and life path and this does not change no matter how our current regulatory environment changes. Through our diversified course offerings to students from pre-school kids to high school teenagers, we are committed to guiding their learning process and nurturing their learning habits,” Mr. Tian concluded.

Ms. Yi (Joanne) Zuo, Director and Chief Financial Officer of Four Seasons Education, commented, “We are delighted to report an outstanding bottom-line performance during the first quarter of fiscal 2019 with a strong adjusted net margin of 21.1%. This result was achieved largely through our stringent cost control during the quarter amid some pressure on our top-line resulting from a changing regulatory environment since last December and this February. We are also pleased to have made progress in diversifying our program offerings for students in different age groups. These efforts, in return, partially offset the regulatory impact, and are reflected by the significant increase in revenue contributed by our kindergarten programs, Chinese programs and middle-school programs. Apart from the adjustment to our course offerings, we have been prudently making investments in our nationwide learning network expansion and exploring different kinds of educational activities to further enhance our brand recognition in the market. Although these investments and efforts are currently at an early stage and not generating significant cash flow, we believe they will bring profound benefits to our future development,” Ms. Zuo concluded.

First Quarter Fiscal 2019 Financial Results

Revenue increased by 25.6% to RMB86.4 million (US$13.5 million) for the first quarter of fiscal year 2019 from RMB68.7 million in the same period of last year, primarily due to tuition increases in standard programs, increased revenue contribution from the Ivy Program and the small-class for standard programs, development of kindergarten and middle school and non-math programs as well as the expansion of physical learning center network, including the contribution from newly acquired business as disclosed in the fourth quarter of fiscal year 2018.

Cost of revenue increased by 74.8% to RMB38.2 million (US$6.0 million) for the first quarter of fiscal year 2019 from RMB21.8 million in the same period of last year, primarily attributable to costs associated with the increase in faculty staff count as well as learning centers’ rental, utilities and maintenance and depreciation costs.

Gross profit increased by 2.7% to RMB48.2 million (US$7.5 million) for the first quarter of fiscal year 2019 from RMB46.9 million in the same period of last year. Gross margin was 55.8% for the first quarter of fiscal year 2019, compared with 68.2% in the same period of last year. The decrease in gross margin was primarily due to the expansion of new centers and faculty team, which incurred certain upfront costs, as well as the discounts granted to students to promote our middle school and non-math programs.

General and administrative expenses increased by 22.3% to RMB25.0 million (US$3.9million) for the first quarter of fiscal year 2019 from RMB20.4 million in the same period of last year, primarily attributable to increased staff cost of RMB3.3 million and increased share-based compensation expenses of RMB1.3 million, as well as an increase in rental costs associated with the relocation of the Company’s headquarters.

Sales and marketing expenses increased by 11.1% to RMB8.1 million (US$1.3 million) for the first quarter of fiscal year 2019 from RMB7.3 million in the same period of last year.

Operating income decreased by 21.2% to RMB15.1 million (US$2.4 million) for the first quarter of fiscal year 2019 from RMB19.2 million in the same period of last year. Adjusted operating income, which excludes share-based compensation expenses, decreased by 11.3% to RMB21.1 million (US$3.2 million) for the first quarter of fiscal year 2019 from RMB23.8 million in the same period of last year.

Net interest income increased by 277.8% to RMB2.8 million (US$0.4 million) for the first quarter of fiscal year 2019 from RMB0.7 million in the same period of last year, primarily due to increased cash and cash equivalent, and efficient cash management.

Income tax expenses increased by 17.9% to RMB8.1 million (US$1.3 million) for the first quarter of fiscal year 2019 from RMB6.9 million in the same period of last year.

Other expense, net reached RMB2.2 million (US$0.3 million) for the first quarter of fiscal year 2019 from RMB0.08 million in the same period of last year, primarily due to an RMB4.5 million (US$0.7 million) fair value change of a 2-year Pimco fund-line note with 100% minimum redemption level at maturity that the Company intends to hold to maturity. Other expense was partially offset by an RMB2.0 million (US$0.31million) other income received from depositary program.

Net income reached RMB8.0 million (US$1.2 million) during the first quarter of fiscal year 2019, down 38.7% from RMB13.0 million in the same period of last year. Adjusted net income, which excludes share-based compensation expenses and fair value change of the Company’s long-term investment, increased by 4.9%% to RMB18.4 million (US$2.9 million) from RMB17.6 million in the same period of last year. Adjusted net margin was 21.3%, compared with 25.5% in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders was RMB0.16 (US$0.02) and RMB0.15 (US$0.02), respectively, compared with RMB0.35 and RMB0.32, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders was RMB0.38 (US$0.06) and RMB0.35 (US$0.05), respectively, compared with RMB0.51 and RMB0.47, respectively, for the same period of last year.

Cash and cash equivalents. As of May 31, 2018, the Company had cash and cash equivalents of RMB585.7 million (US$91.4 million), an increase of 106.3% compared with RMB283.9 million as of May 31, 2017, primarily due to net proceeds of RMB594.6 million (US$89.7 million) from the Company’s initial public offering. The increase was partially offset by an RMB122.1 million (US$20.0 million) dividend distribution and an investment of RMB158.2 million (US$25.0 million) in funds for more efficient cash management, as well as an RMB70 million (US$10.9 million) cash payment for the acquisition of a renowned early childhood education provider in Shanghai.

Shares Outstanding

As of May 31, 2018, the Company had a total of 24,966,591 ordinary shares outstanding, or 49,933,182 ADSs. Each two ADSs represent one ordinary share.

Recent development

As disclosed in the fourth quarter of fiscal 2018, the Company acquired 90% equity shares of a renowned early childhood education provider in Shanghai which mainly provides interest cultivating classes for pre-school students. During the first quarter, the purchase price allocation of this acquisition was substantially completed.

Business Outlook

For the second quarter of fiscal 2019, the Company expects to generate revenue in the range of RMB89.0 million to RMB92.9 million, representing year-over-year growth of approximately 15% to 20%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 02, 2018 (8:00 PM Beijing/Hong Kong time on August 02, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hours after the conclusion of the live call until August 09, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10122892

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading after-school math education service provider for elementary school students in Shanghai. The Company’s vision is to unlock students’ intellectual potential through high quality and effective math education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math, and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers, world-class competition champions and top mathematics Olympiad coaches in China. Over the years, the quality of the Company’s education services has been demonstrated by its students’ outstanding academic performance.

For more information, please visit http:// ir.sijiedu.com.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and use certain non-GAAP measures, including primarily adjusted operating income, adjusted net income, adjusted margin and adjusted basic and diluted net income per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. To present each of these non-GAAP measures, the Company excludes (i) share-based compensation expenses, and (ii) fair value change of long-term investment. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses and fair value change of long-term investment that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of long-term investment that have been and will continue to be for the foreseeable future a significant recurring expense in the Company's business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4096 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on May 31, 2018.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For investor and media inquiries, please contact:

In China:
Four Seasons Education (Cayman) Inc.

Ellen Wang
Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 5730-6200

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	May 31	May 31	May 31
	2017	2018	2018
	RMB	RMB	USD
Current assets:
Cash and cash equivalents	283,888	585,704	91,379
Accounts receivable	507	2,109	329
Amounts due from related parties	46,236	8,102	1,264
Other receivables, deposits and other assets	10,594	14,645	2,285
Total current assets	341,225	610,560	95,257

Property and equipment, net	10,291	28,529	4,451
Intangible asset, net	-	35,027	5,465
Goodwill	557	115,170	17,968
Deferred tax assets	1,952	4,443	693
Rental deposits—non-current	6,161	11,405	1,779
Long-term investment under fair value	-	155,822	24,311
Total non-current assets	18,961	350,396	54,667
TOTAL ASSETS	360,186	960,956	149,924

Current liabilities
Amounts due to related parties	62	60,167	9,387
Accrued expenses and other current liabilities	21,565	32,602	5,087
Income tax payable	6,873	18,781	2,930
Deferred revenue	141,398	146,910	22,920
Total current liabilities	169,898	258,460	40,324

Non-current liabilities
Deferred tax liability	-	8,757	1,367
Total non-current liabilities	-	8,757	1,367
TOTAL LIABILITIES	169,898	267,217	41,691

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	May 31	May 31	May 31
	2017	2018	2018
	RMB	RMB	USD
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0001 par value; 3,000,000 and nil shares authorized, issued and outstanding as of May31, 2017 and 2018, respectively)	22,174	-	-
Series A-1 convertible redeemable preferred shares (US$0.0001 par value; 2,222,222 and nil shares authorized, issued and outstanding as of May 31, 2017 and 2018, respectively)	141,633	-	-
Total mezzanine equity	163,807	-	-

EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 14,000,000 and 24,028,591 shares issued and outstanding as of May 31, 2017 and 2018, respectively)	9	15	2
Additional paid-in capital	12,877	684,968	106,866
Accumulated profit	(377)	7,662	1,195
Accumulated other comprehensive Income/(loss)	6,271	(21,418)	(3,342)
Shareholders’ equity	18,780	671,227	104,721
Non-controlling interests	7,701	22,512	3,512
Total equity	26,481	693,739	108,233

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	360,186	960,956	149,924

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Three Months Ended May 31,
	2017	2018	2018
	RMB	RMB	USD
Revenue	68,735	86,354	13,473
Cost of revenue	(21,837)	(38,169)	(5,955)

Gross profit	46,898	48,185	7,518

General and administrative expenses	(20,422)	(24,981)	(3,897)
Sales and marketing expenses	(7,255)	(8,063)	(1,258)

Operating income	19,221	15,141	2,363

Subsidy income	2	405	63
Interest income, net	735	2,779	434
Other expense, net	(76)	(2,233)	(348)

Income before income taxes	19,882	16,092	2,512

Income tax expense	(6,898)	(8,130)	(1,268)

Net income	12,984	7,962	1,244
Net income (loss) attributable to non-controlling interest	(310)	300	47
Net income attributable to Four Seasons Education (Cayman) Inc.	13,294	7,662	1,197

Net income per ordinary share:
Basic	0.69	0.32	0.05
Diluted	0.64	0.30	0.05

Weighted average shares used in calculating net income per ordinary share:
Basic	14,000,000	24,028,026	24,028,026
Diluted	15,210,382	25,572,897	25,572,897

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data and per share data)

	Three Months Ended May 31,
	2017	2018	2018
	RMB	RMB	USD
Net income	12,984	7,962	1,244
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	191	(6,890)	(1,075)
Comprehensive income	13,175	1,072	169
Less: Comprehensive income attributable to non-controlling interest	(310)	300	47
Comprehensive income attributable to Four Seasons Education (Cayman) Inc.	13,485	772	122

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Three Months Ended May 31,
	2017	2018	2018
	RMB	RMB	USD
Net income	12,984	7,962	1,244
Add: share-based compensation expenses	4,572	5,973	932
Add: fair value change of long-term investment	-	4,478	699
Adjusted net income	17,556	18,413	2,875

Net margin	18.9%	9.2%	9.2%
Add: share-based compensation expenses	6.7%	6.9%	6.9%
Add: fair value change of long-term investment	-	5.2%	5.2%
Adjusted net margin	25.5%	21.3%	21.3%

Net operating income	19,221	15,141	2,363
Add: share-based compensation expenses	4,572	5,973	932
Adjusted operating income	23,793	21,114	3,295

Basic net income per ADS attributable to ordinary shareholders	0.35	0.16	0.02
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.16	0.12	0.02
Add: fair value change of long-term investment per ADS attributable to ordinary shareholders	-	0.10	0.02
Adjusted basic net income per ADS attributable to ordinary shareholders	0.51	0.38	0.06
Diluted net income per ADS attributable to ordinary shareholders	0.32	0.15	0.02
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.15	0.12	0.02
Add: fair value change of long-term investment per ADS attributable to ordinary shareholders	-	0.09	0.01
Adjusted diluted net income per ADS attributable to ordinary shareholders	0.47	0.35	0.05
Weighted average ADSs used in calculating earnings per ADS
Basic	28,000,000	48,056,052	48,056,052
Diluted	30,420,764	51,145,794	51,145,794